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                                                              Exhibit 99.(a)(12)


Stock Option Exchange Program - Extended Until Thursday, April 19, 2001; Additional Options Eligible for Program

As a result of the significant decrease in our stock price, we have decided to eliminate the requirement that options eligible for the Stock Option Exchange Program have an exercise price in excess of $5.00 per share. Therefore, options eligible for exchange shall now include all outstanding options regardless of exercise price, except for the 100-share options (as defined in the Offer to Exchange). The other terms and conditions of the offer remain in effect. In particular, you are still required to surrender all of your "Special" options and tender all of your eligible options granted after August 1, 2000 if you choose to accept the offer with respect to any options.

In order to allow everyone the opportunity to review and evaluate whether or not to participate in the Stock Option Exchange Program in light of the expansion of the Program described above, we have extended the expiration of the Program until 5:00 p.m., Pacific Time, Thursday, April 19, 2001. If you wish to participate or withdraw, you must do so by such time. However, if we have not accepted your tendered options for exchange before 12:00 midnight Eastern Time, on April 25, 2001, you may withdraw your tendered options at any time after April 25, 2001 until they are accepted and cancelled.

In connection with the expansion and extension of the Offer, we have amended the Offer to Exchange previously distributed to you to update some of the information contained therein. Please note the following changes to the Offer to Exchange:

     The seventh paragraph on the introductory pages of the Offer to Exchange has been amended to add the following sentence as the last sentence of that paragraph:

          As of March 30, 2001, options to purchase 18,970,364 shares of our common stock, not including the 100-share options, were issued and outstanding under the option plans.

     The second paragraph of Section 8 of the Offer to Exchange has been amended in its entirety to read as follows:

          If we receive and accept tenders of all eligible options and special options, we will grant new options to purchase a total of approximately 14,027,200 shares of our common stock, and we will issue approximately 2,003,885 shares of restricted stock. If all eligible options and special options are properly tendered and accepted and cancelled, the common stock issuable upon exercise of such new options together with the shares of restricted stock to be issued will equal approximately 17.0% of the total shares of our common stock outstanding as of March 30, 2001. All tendered eligible and special options granted under the 1999 plan (but not those granted under the other option plans) that are accepted and cancelled will, after such cancellation, be available for regrant and issuance under the 1999 plan, and may provide some of the necessary shares reserved under
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          the 1999 plan in order to carry out the exchange that is the subject of this offer.

     The first paragraph of Section 10 of the Offer to Exchange has been amended in its entirety to read as follows:

          A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of March 30, 2001, our executive officers and directors as a group beneficially owned options outstanding under our various stock plans to purchase a total of 2,153,598 shares of our common stock which represented approximately 2.3% of the shares subject to all options outstanding under our various stock plans as of that date. Of the options held by these persons, options to purchase a total of 1,968,198 shares of common stock are eligible options and options to purchase a total of 185,000 shares of common stock are special options. Our executive officers have informed us that they intend to tender their eligible options pursuant to the offer. Our non-employee directors have informed us that they do not intend to tender any options pursuant to the offer.

If you have any questions, please contact me or Stephanie Kuo.

Frank Huang, General Counsel



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